July 18, 2007

Leo Shi Young
Chief Executive Officer
Solar Enertech Corporation
1600 Adams Drive
Menlo Park, CA 94025

> **Re:** **Solar Enertech Corporation**
> **Amendment to Form SB-2**
> **Filed July 3, 2007**
> **File No. 333-142310**

Dear Mr. Young:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. References to prior comments refer to comments in our letter to you dated May 16, 2007.

Amended Form SB-2

1.   We note that you are registering the sale of 18,009,365 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). You should withdraw this registration statement and

- file a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuing basis under Rule 415(a)(1)(x);
- register the transaction on the form you are eligible to use to register the transaction as a primary offering;
- identify the selling shareholders as underwriters in the registration statement;

and

- include the fixed price at which the underwriters will sell the securities throughout the duration of the offering.

Please note that renegotiation of the terms of an agreement while the related shares are subject to a pending registration statement is generally inconsistent with section 5 of the Securities Act. If you decide to revise your transaction as a result of these comments or otherwise, please withdraw the registration statement before you begin any related discussions with the selling shareholder.

Summary Financial Information, page 13

2.   Please refer to prior comment 15. Please address the following comments regarding the table on page 14:

·   Please revise your tabular information to clearly label the date of the balance sheet information.
·   Please include the effect of the restatement on your March 31, 2007 balance sheet.
·   Please reconcile the cumulative statement of operations data from inception to March 31, 2007 with the amounts presented within Note 9 of Amendment No. 1 to your March 31, 2007 Form 10-QSB and to Note 9 of your March 31, 2007 financial statements included in the SB-2.

Management's Discussion and Analysis or Plan of Operation, page 24

3.   Please refer to prior comment 20. We note that you revised your projected expenditures based on your most recent financial results and projections. Please revise your filing to clearly explain the facts and circumstances that changed in your revised projected expenditures since the filing of your December 31, 2006 Form 10-QSB and March 31, 2007 Form 10-QSB.

Interim Condensed Financial Statements, page F-2

Consolidated Balance Sheets, page F-2

4.   Please tell us the nature of the deferred revenues of $778,233 as of March 31, 2007. Please also revise your revenue recognition policy disclosure so that it is clear when you defer revenues and why.

Consolidated Statement of Operations, page F-3

5.	We note that it does not appear that you recorded any stock compensation expense for the options to purchase 37,500,000 shares of common stock and 5,750,000 shares of stock granted to your employees in early March 2006 and referred to in Note 9. Please revise or advise.

Consolidated Statements of Shareholders' Equity, page F-4

6.	Please tell us what the line items "Convertible debentures" and "Deferred financing costs" represent in the six months ended March 31, 2007. The portions related to the beneficial conversion feature of the debt and the direct financing costs of the debt via the issuance of warrants should be properly labeled as such.

Note 2. Significant Accounting Policies, page F-6

7.	Please note that you should first assess any embedded conversion feature within convertible debt and convertible preferred stock under paragraph 12 of SFAS 133 to determine whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. Then, if the embedded conversion feature is not required to be bifurcated under SFAS 133, the convertible instrument should be accounted for in accordance with APB 14 and you would consider ASR 268 and EITF D-98, for the classification and measurement of the instrument, and EITF 98-5 and EITF 00-27, for consideration of any beneficial conversion feature. You may refer to Section II.B of the SEC staff's Current Issues and Rulemaking Projects, dated November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Note 4. Inventory, page F-7

8.	We note that you have $1.3 million in inventory at March 31, 2007. Please tell us whether your product has met technological feasibility as of March 31, 2007.

Note 6. Convertible Notes, page F-7

9.	In the second paragraph you disclose that the Series B convertible notes may be converted into a total of 5,789,474 shares at a conversion rate of $0.57 per share. This appears to only reflect the $3.3 million of Series B notes and not the additional issuance of $9 million which would be convertible into approximately

15.8 million shares. Please revise your disclosure to include a discussion of each issuance.

10.   Please refer to prior comment 42. Please revise the filing to clearly disclose all the material terms of the Series A and B convertible note and warrants similar to the disclosures contained on pages 2-3 and throughout the filing, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which you or the holder may accelerate payment of the notes, the interest rate and the conditions that result in adjustments to that rate and redemption terms, consistent with paragraph 4 of SFAS 129. Likewise, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would be required to pay liquidated damages.

11.   Please tell us and disclose how you are accounting for the registration rights and the associated penalties, direct issuance costs of the notes, and the warrants. Include a discussion of the amortization method and period for any debt issuance costs or discounts.

12.   We note that you accounted for the conversion feature under EITF 98-5 and EITF 00-27. We further note that it appears these notes do not meet the definition of conventional convertible debt as outlined in paragraph 4 of EITF 00-19 since the note has a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. Please tell us and revise your filing to explain in detail how you have applied the guidance in paragraphs 4 and 12-32 of EITF 00-19 in evaluating whether the conversion feature is an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133. In this analysis, discuss why the counterparties' rights to "require you to redeem the shares upon the occurrence of certain triggering events" was not considered as part of your evaluation of the conversion feature under EITF 00-19. You may refer to Section II.B of the SEC staff's Current Issues and Rulemaking Projects, dated November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

13.   Similarly, please tell us in reasonable detail about your evaluation of the embedded 'redemption privilege' within the convertible debt under SFAS 133 and EITF 00-19 in determining that the feature is an embedded derivative.

14.   Please tell us and disclose the method and significant assumptions used to value the embedded derivative at fair value as of March 7, 2007 and March 31, 2007. Tell us and disclose the fair value of the derivative as of March 7 and 31, 2007. Disclose that consistent with SFAS 133 you will mark the derivative to fair value

at each reporting period and reflect the changes in the fair value of the derivative within your statements of operations. Please also revise your critical accounting policies in MD&A to discuss the accounting for the derivative, or tell us why no additional disclosure is required.

15.   We note on pages F-6 and 28 you refer to using the valuation of an independent third party when determining the fair value of your derivatives. While management may elect to take full responsibility for valuing these instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

16.   Please refer to prior comment 42. From your disclosure it appears that you allocated all of the proceeds of the notes of $17.3 million to the beneficial conversion feature. It also appears that you allocated none of the proceeds to the embedded derivative or the warrants. You should generally record the embedded derivative at its fair value and allocate any remaining proceeds to the host contract and warrants for further allocation, consistent with DIG B-6. If the warrants are classified within equity, you should allocate the remaining proceeds between the debt host and the warrants based upon their relative fair values consistent with APB 14. After determining the amount to be allocated to the debt host, you should then apply EITF 98-5 and 00-27 in determining the amount of any beneficial conversion feature. The beneficial conversion feature would generally be calculated at intrinsic value using the effective conversion rate and would be limited to the proceeds allocated to the debt host consistent with paragraphs 5 - 6 of EITF 98-5 and paragraphs 5 and 22 of EITF 00-27. You should also provide the disclosure required by paragraph 7 of EITF 98-5 and paragraphs 55 – 58 of EITF 00-27. Please revise or explain to us in sufficient detail the basis for your accounting.

Note 7. Equity Transactions, page F-8

Warrants, page F-8

17.   Please revise your filing here and on page F-20 to provide a brief discussion on how you determined the assumptions used within the Black-Scholes option pricing model related to your warrants.

18.   To segregate the warrant issuance by fiscal period, please disclose the number of warrants issued between May 5, 2006 and September 30, 2006 and October 1, 2006 and November 29, 2006.

19.   Please disclose significant terms of the warrants and the nature of the transactions whereby you issued warrants during fiscal 2007 and how you accounted for the warrants, consistent with paragraph 65 of SFAS 123R. Tell us your evaluation of SFAS 133 and EITF 00-19 in determining the appropriate accounting for the warrants. You may refer to Section II.B of the SEC staff's Current Issues and Rulemaking Projects, dated November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

20.   Please tell us and disclose, consistent with SFAS 123R, the valuation method and assumptions used to value each issuance of warrants. Tell us the underlying fair value of the common stock used in each calculation and the calculated fair value for each warrant issuance. Reconcile the individual valuations to your disclosure that the total valuation is only $1,106,000. Tell us why you used a relative fair value model for each issuance. Also tell us why you used an expected life of one year for the 5 year warrants.

Options, page F-8

21.   We note that you estimated the fair value of the options granted to purchase 37,500,000 shares of common stock at $7,902,253. We further note on page F-23 that you disclose that the fair value of these options was $82,253 and that you recorded $52,637 related to these options. Please tell us why you only recorded $52,637.

22.   Please refer to prior comment 27. You responded that the underlying fair value of your common stock used in calculating the fair value of the stock options granted to Mr. Xie and Mr. Young on March 1, 2006 was $0.002272727 based upon the most recent sale of your common stock prior to the issuance date. That sale took place on August 23, 2005. This date is more than 6 months prior to the date upon which you granted the options. We note that your common stock began to trade on the OTC Bulletin Board on March 9, 2006 at a price of $1.00. During March 2006, the high price was $1.10 and the low price was $0.66. Please provide us with additional information to explain why $0.002272727 is the fair value of your common stock on March 1, 2006. Discuss the nature of the significant events that occurred between August 23, 2005 and March 1, 2006 and their impact on the fair value of the company. Further, discuss the nature of the significant events that occurred between March 1, 2006 and March 9, 2006 and their impact on the fair value of the company in explaining the significant increase in the stock price from $0.002272727 to $1.00. Given the significance of the option grant, please also

discuss why you did not perform a separate valuation of the fair market value of your common stock as of the date of grant.

23.   Please tell us and revise your filing to provide a brief discussion on how you determined the assumptions used within the Black-Scholes option pricing model.

Note 8. Commitments and Contingencies, page F-9

24.   Please refer to prior comment 28. We note from your response that you do not consider research and development to be a significant accounting policy. Please explain to us how you considered this statement since you are currently in the development stage.

25.   We note from page 9 of your Amendment 2 to Form 10-QSB for the Quarter Ended December 31, 2006 that you disclose that you committed to fund activities under this arrangement until 2011 for $3.8 million. We note that you disclose within this amendment that you will fund activities under this arrangement until 2011 for $4.5 million. Please reconcile.

Note 9. Restatements, page F-9

26.   Please refer to prior comment 8. We note that you removed you prior disclosure regarding the restatements. We also note that the disclosure of the new restatement does not provide numerical information. Please revise to include the disclosures required by paragraph 26 of SFAS 154 for each of your restatements.

Consolidated Annual Financial Statements, page F-10

Reports of Independent Registered Public Accounting Firm, page F-10 – F-11

27.   Please refer to prior comment 30. In making revisions for this comment, we note that the company removed from the first paragraph of the opinion references to an audit for the year ended September 30, 2006. Please include an audit opinion on your statements of operations, cash flows, and changes in stockholder's equity for the year ended September 30, 2006. Please similarly amend your September 30, 2006 Form 10-KSB for this change.

28.   Please tell us why you removed the '/s/' from the signatures on the audit reports. Please note that your auditors' reports should include conformed signatures that

are consistent with the guidance provided in Item 302 (a) of Regulation S-T. Please also tell us why you present the name of Morgan & Company within quotes on page F-11.

Note 1. Organization and Nature of Operations, page F-16

29.   Please refer to prior comment 33. Please revise your filing to include the going concern disclosures related to fiscal year 2005 which are referred to in the audit opinion on page F-11. Refer to AU Section 531.

Note 2. Summary of Significant Accounting Policies, page F-16

-Principles of Consolidation and Basis of Accounting, page F-16

30.   Please refer to prior comments 35-36. We note from your response and disclosures within the filing that Infotech (Shanghai) Solar Technologies Ltd. (Infotech) is controlled by your President and CEO. Please tell us and revise your filing to explain to us why it was appropriate to record your initial measurement of this entity's assets, liabilities, and non-controlling interests at fair value considering your President and CEO's ownership in Infotech. Cite any other accounting literature upon which you relied and how you applied that literature to your situation. Refer to the guidance in paragraph 18 of FIN 46(R) and by analogy to SFAS 141.

31.   Please refer to prior comments 35 and 36. To assist us in understanding your analysis of the accounting for Infotech (Shanghai) Solar Technologies, please provide us with a summary description of the significant terms of the agreement included as Exhibit 10.1 in your Form 8-K/A dated July 19, 2006. This summary should explain how the agreement operates for both parties and should be consistent with the agreement filed as an exhibit. Similarly, your disclosure should be revised to also discuss the significant terms of the agreement. For example, please summarize the terms of reimbursement of expenses under Section 3.01 of the agreement. Please also summarize the term of the agreement and the rights of termination under Article 4.

32.   In this regard, please explain why you state in the seventh paragraph of your response that the company "absorbs all losses and residual returns of Infotech Shanghai." We note similar disclosure in the second paragraph of this note. Based upon the agreement, it appears that you are only required to reimburse Infotech Shanghai for those expenses incurred by them on your behalf and there is no obligation to absorb any costs beyond those incurred by them for you in their

capacity as your agent. In addition, we noted no provisions in the agreement referring to your ability to receive any returns of the entity. Please tell us the basis for your statements and provide an updated analysis of FIN 46R. This analysis should include your consideration of the 100% shareholder of Infotech Shanghai, your CEO.

33.   Additionally, paragraph eight of your response notes that Infotech Shanghai, which is wholly owned by your CEO has total assets of $12.07 million and liabilities of $1.4 million. "The significant assets included 5.06 million in cash, 1.22 million in inventory, 2.73 million in prepaid expenses, $2.79 million for construction in progress and $0.22 million in fixed assets. Liabilities included deferred income of $778,000, a loan in the amount of $450,000 and accounts payable for approximately $174,000." It appears that there is no amount payable by Infotech Shanghai to the company. Please explain how Infotech Shanghai obtained the assets on its books. To the extent that assets or cash were transferred between the company and Infotech Shanghai, please explain how the transactions were recorded and why with reference to the appropriate provisions of the agreement. Tell us the nature of any legal rights that Infotech Shanghai and the company may have to those assets and the basis for your conclusions.

34.   As noted above, we note provisions in the agreement for funds to be transferred from Infotech Shanghai to the company except in the case of funds that had been advanced. Please revise the fourth paragraph of this note to clearly explain the conditions under which any funds would ever be transferred from Infotech Shanghai to the company with reference to the appropriate terms in the agreement.

35.   Please reconcile the disclosures in the fifth paragraph of this note with the eighth paragraph of your response.

36.   Tell us the rights of the parties to terminate the agreement and the consequences of the termination. Tell us about the rights of the shareholders of the company to the net assets of Infotech Shanghai upon termination. We note Article 4 of the agreement. For example, under that Article it appears that upon termination Infotech Shanghai will not be required to transfer any net assets to the company, such as property, plant and equipment that had been purchased or constructed on behalf of the company.

37.   Tell us whether or not you plan to establish a subsidiary in China and the timing of your plans.

Note 14. Restatements, page F-22

38.   Please refer to prior comment 41. From the information provided in the March 6,
        2006 Form 8-K, it appears that Ms. Blanchard and the other former shareholders
        of the company retained all of the 72,700,012 common shares, although Ms.
        Blanchard did issue the options on a portion of those shares. Given your revised
        disclosure that Ms. Blanchard holds only 26,750,000 shares, please tell us the
        disposition of the remaining shares.

Exhibit 23.2 Consent of Morgan & Company, Chartered Accountants

39.   Please refer to prior comment 44. We note that your independent auditors have
        consented to the incorporation by reference of their audit report dated November
        23, 2005 that appears in the annual report on Form 10-KSB/A for the year ended
        September 30, 2005. However, we note that this report is not incorporated by
        reference and is included within this filing. As previously requested, please
        provide a currently dated and signed consent of your independent accountants
        with the filing of your next amendment that gives consent to use of their audit
        report in the Form SB-2 filing.

40.   Further to the above, please include their consent to the reference to the firm in
        the experts section.

Amendment 2 to Form 10-KSB for the Fiscal Year Ended September 30, 2006

41.   Please refer to prior comment 45. Please amend your annual report to address the
        comments issued in this letter, as appropriate.

Item 8A. Controls and Procedures, page 35

42.   We note your reference to the acting CFO. However the certifications filed in
        Exhibits 31.2 and 32.2 appear to be from your CFO. Please tell us why you used
        this language. Please also note that under Item 307 of Regulation S-B, you should
        disclose the conclusions of your principal executive and principal financial
        officers, or persons performing similar functions, regarding the effectiveness of
        your disclosure controls and procedures. You should also provide a separate
        certification for each of your principal executive and principal financial officers
        as required by Item 601(b)(31). Similar comments apply to your December 31,
        2006 and March 31, 2007 Forms 10-QSB.

Exhibit 31.1 and Exhibit 31.2

43.   Please refer to prior comment 47. We note that you changed some punctuation
        and capitalization in each Item, added some words in Items 1, 2 and 4, and
        excluded certain text required in Items 4 and 4(c) in the certifications required by
        Exchange Act Rule 13a-14(a). We note similar changes in your December 31,
        2006 and March 31, 2007 Forms 10-QSB. In future filings, these items should be
        changed to conform to the exact wording required by Item 601(b)(31) of
        Regulation S-B.

Amendment 2 to Form 10-QSB for the Quarter December 31, 2006

Item I. Financial Statements, page 4

Notes to Consolidated Financial Statements, page 8

Note 6. Restatement, page 9

44.   Please refer to prior comment 29. Please revise to disclose information similar to
        your response as a footnote to restatement table.

Amendment No. 1 to Form 10-QSB for the Quarter Ended March 31, 2007

45.   Please amend your quarterly report on Form 10-QSB for the quarter ended March
        31, 2007, as necessary, to address the comments issued in this letter.

Financial Statements, page 4

Note 2. Significant Accounting Policies, page 8

Derivative Financial Instruments, page 8

46.   We note the disclosure on page 8 that the derivative was valued by an
        independent valuation firm. While in future filings management may elect to take
        full responsibility for valuing the derivative, if you choose to continue to refer to
        the expert in any capacity, please revise future filings, beginning with your next
        10-QSB, to name the independent valuation firm. In addition, please note that if
        you intend to incorporate your Form 10-KSB by reference into any registration

statement, you will be required to include the consent of the independent
valuation firm as an exhibit to the registration statement.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

47.   Please refer to prior comment 52. As previously requested, please amend your
        Form 10-KSB to include an audit report on the financial information from
        inception through September 30, 2005.

        As appropriate, please withdraw your registration statement in response to these
comments. Also, please amend your Exchange Act filings to respond to these comments
within 10 business days or tell us when you will provide us a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they
have provided all information investors require for an informed investment decision.
Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Jody R. Samuels, Richardson & Patel LLP